UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Calamos Asset Management Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

12811R04

(CUSIP Number)

12/31/2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Torray LLC N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,114,404

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,114,404

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,114,404 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 4.8%

12.	Type of Reporting Person (See Instructions) IA

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Robert E. Torray N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,114,404

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,114,404

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,114,404 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 4.8%

12.	Type of Reporting Person (See Instructions) IN, HC

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Douglas C. Eby N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 226,000

	6.	Shared Voting Power 1,114,404

	7.	Sole Dispositive Power 226,000

	8.	Shared Dispositive Power 1,114,404

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,340,404 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 5.8%

12.	Type of Reporting Person (See Instructions) IN, HC

Item 1.
	(a)	Name of Issuer Calamos Asset Management Inc.
	(b)	Address of Issuer’s Principal Executive Offices 2020 Calamos Court Naperville, IL 60563-1463

Item 2.
	(a)	Name of Person Filing (i) Torray LLC (“Torray LLC”) (ii) Robert E. Torray (“Torray”) (iii) Douglas C. Eby (“Eby”)
	(b)	Address of Principal Business Office or, if none, Residence 7501 Wisconsin Avenue Suite 1100 Bethesda, MD 20814
	(c)	Citizenship Torray LLC: Maryland Torray and Eby: United States
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number CUSIP No. 12811R104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☒	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: (i) Torray LLC: 1,114,404 (ii) Torray: 1,114,404 (iii) Eby: 1,340,404
(b) Percent of class: (i) Torray LLC: 4.8% (ii) Torray: 4.8% (iii) Eby: 5.8%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote (i) Torray LLC: 1,114,404 (ii) Torray: 0 (iii) Eby: 226,000
(ii) Shared power to vote or to direct the vote (i) Torray LLC: 0 (ii) Torray: 1,114,404 (iii) Eby: 1,114,404
(iii) Sole power to dispose or to direct the disposition of (i) Torray LLC: 1,114,404 (ii) Torray: 0 (iii) Eby: 226,000
(iv) Shared power to dispose or to direct the disposition of (i) Torray LLC: 0 (ii) Torray: 1,114,404 (iii) Eby: 1,114,404

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

TORRAY LLC

Date: April 12, 2007	By:	/s/ William Lane
William Lane
Executive Vice President

ROBERT E. TORRAY

Date: April 12, 2007	By:	/s/ Robert E. Torray
Robert E. Torray

DOUGLAS C. EBY

Date: April 12, 2007	By:	/s/ Douglas C. Eby
Douglas C. Eby

EXHIBIT 1

JOINT FILING AGREEMENT AMONG TORRAY LLC, ROBERT E. TORRAY, AND DOUGLAS C. EBY

WHEREAS, in accordance with Rule 13d-1(k)(l) under the Securities Exchange Act of 1934 (the “Act”), only one joint statement and any amendments thereto need to be filed whenever one or more persons are required to file such a statement or any amendments thereto pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such statement or amendment thereto is filed on behalf of each of them;

NOW, THEREFORE, the parties hereto agree as follows:

TORRAY LLC, ROBERT E. TORRAY, AND DOUGLAS C. EBY hereby agree, in accordance with Rule 13d-1(k) under the Act, to file the statement on Schedule 13G relating to their ownership of Common Stock of Calamos Asset Management Inc. and do hereby further agree that said statement shall be filed on behalf of each of them.

TORRAY LLC

Date: April 12, 2007	By:	/s/ William Lane
William Lane
Executive Vice President

ROBERT E. TORRAY

Date: April 12, 2007	By:	/s/ Robert E. Torray
Robert E. Torray

DOUGLAS C. EBY

Date: April 12, 2007	By:	/s/ Douglas C. Eby
Douglas C. Eby